Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF JOINT COMPANY SECRETARY

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) announces that Mr. Mao Zefeng has resigned from his position as a joint company secretary of the Company due to his age with effect from 24 February 2017, and has ceased to act as an authorised representative of the Company for accepting service of process and notice on behalf of the Company in Hong Kong as required under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) upon his resignation. The Board would like to express its sincere gratitude to Mr. Mao Zefeng for his contribution to the Company during his tenure of service.

The Board announces that Mr. Wu Enlai, the other joint company secretary of the Company, is qualified to act as the sole company secretary of the Company from 24 February 2017 in accordance with the relevant requirements under Rule 3.28 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

24 February 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.